UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Carlyle Select Trust

Address of Principal
Business Office:	520 Madison Avenue, 38th Floor
New York, New York 10022

Telephone Number:	(212) 813-4900

Name and Address of Agent for Service of Process:	Ian J. Sandler
Chief Legal Officer Carlyle Select Trust
520 Madison Avenue, 38th Floor
New York, NY 10022

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A:    ☒  Yes    ☐  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 30th day of December 2013.

Carlyle Select Trust

By:	/s/ Ian J. Sandler
Name:	Ian J. Sandler
Title:	Chief Legal Officer

Attest:	/s/ Karen Vejseli
Name: Karen Vejseli Chief Financial Officer, Treasurer and Principal Accounting Officer (Principal Financial Officer and Principal Accounting Officer)